Certificate of Notification
                             (Second Quarter - 2002)

                                    Filed by

                              GEORGIA POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8795 and dated November 8, 2000 in the matter of File No. 70-9631.

                              - - - - - - - - - - -

Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the second quarter of 2002, GEORGIA had:

Short-term and/or term loan notes outstanding -

June 30, 2002 - $0

Notes outstanding to Southern Company Funding Corporation (SCFC) for GEORGIA's portion of SCFC's Commercial Paper program -

June 30, 2002 - $482,944,083

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

June 30, 2001 - $0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 8, 2002                          GEORGIA POWER COMPANY



                                               By: /s/Wayne Boston
                                                    Wayne Boston
                                                 Assistant Secretary